Exhibit 99.2

Dr. Reddy’s Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills,

Hyderabad - 500 034, Telangana,
India.

CIN : L85195TG1984PLC004507

Tel      : +91 40 4900 2900

Fax     : +91 40 4900 2999

Email : mail@drreddys.com

www.drreddys.com

June 20, 2022

National Stock Exchange of India Ltd. (Scrip Code: DRREDDY-EQ)

BSE Limited (Scrip Code: 500124)

Dear Sirs,

Sub: Newspaper advertisement

Pursuant to Regulation 47 of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulation, 2015, please find enclosed copies of newspaper advertisement regarding intimation of 38th Annual General Meeting of the Company to be held through Video Conferencing (VC) facility/Other Audio Visual Means (OAVM), book closure and other related information, as published in Business Standard on June 17, 2022 and Andhra Prabha on June 18, 2022.

This is for your information and records

With regards,

For Dr. Reddy’s Laboratories Limited

/s/ K Randhir Singh
K Randhir Singh
Company Secretary & Compliance Officer

Encl: As above

CC:-  New York Stock Exchange Inc.(Stock Code :RDY)

          NSE IFSC Ltd.

Business Standard NEW DELHI | FRIDAY, 17 JUNE 2022

COMPANIES 3

Auto sector could grow in double digits in FY23

Analysts say SUVs to lead charge in cars, two-wheelers could make strong comeback

SHALLY SETH MOHILE
Mumbai, 16 June

After negotiating some tight corners over the last three years, India's automotive market is poised for single-to-double-digit growth across segments — from commercial vehicles (CVs) and tractors, to passenger vehicles and two-wheelers — as demand and supply-side problems even out.

While CVs are expected to benefit from strong replacement demand, the two-wheeler and tractor segments are expected to gain from a recovery in the rural economy.

PV sales, which have remained range bound because of the semiconductor shortage despite robust demand, too, are expected to advance at a fast clip and will be the first to return to the peak volume levels of financial year 2018-19 (FY19) as automakers start sourcing chips from multiple vendors, said Binay Singh, India autos and shared mobility analyst, Morgan Stanley. It will be followed by CVs and two-wheelers, he added.

Continuing the recent trend, SUVs (sport utility vehicles) will lead the momentum, said Shashank Srivastava, executive director, Maruti Suzuki India. In the last couple of years, the share of SUVs and MPVs has risen in the PV segment. There has been a decline of entry-level hatchbacks and sedans. In fact, SUV was the largest segment for the first time last year, he said.

"This trend is expected this year as well and subject to no supply-side constraints the overall PV market may exceed the previous best of FY19. However, segment-wise the market structure will change with greater share of SUVs and MPVs," Srivastava told *Business Standard*. The share of SUVs and MPVs in the overall PV market is expected to jump to 1.6 million units in FY23 from 976,000 units in FY19. Similarly, the share of passenger cars is estimated to decline to 141,000 units from 217,000 units over the same period, he said. "Replacement will be the key driver in FY23 across all segments of the auto market, be it passenger vehicles, two-wheelers or commercial vehicles," said Singh. For instance, PVs, which have seen strong underlying demand for several quarters, are expected to surpass the FY19 peak of 3.3 million units and reach around 3.7 million units as semiconductor availability improves, he said.

Semiconductor inventory at some of the global tier-I OEMs (original equipment manufacturers) has now increased to one or two months, said Singh. This will gradually trickle down across the industry and improve supplies by the second half of FY23.

Car market leader Maruti Suzuki India's management said during the post-earnings investor call that they expect the PV market to end FY23 with sales of 3.4-3.5 million units. This despite the company expecting chip availability to remain a challenge.

Others, too, are optimistic on PVs. According to a recent note by brokerage Motilal Oswal, PV volumes are likely to recover from the low base of FY21, driven by higher aspirations, improving affordability, and lower penetration. It expects the PV industry to clock a compound annual growth rate (CAGR) of 15 per cent in terms of volumes over FY22-24.

There were some indications of this bounce in May as auto sales increased fourfold year-on-year (YoY) to 1,532,809 units, according to the Society of Indian Automobile Manufacturers (Siam).

BACK
VROOMING

- Share of passenger cars is estimated to decline to 141,000 units
- **PV sales to surpass FY19 peak** this year as chip shortage eases
- Share of SUVs and MPVs in the overall PV market is expected to jump to 1.6 mn units in FY23
- Replacement demand could help **CV, two-wheeler sales**

More on business-standard.com

China lockdowns may hurt JLR's sales outlook for FY23: Tata Motors

SHALLY SETH MOHILE
Mumbai, 16 June

Jaguar Land Rover (JLR) faces headwinds due to lockdowns in China for Covid-19, as the UK subsidiary of Tata Motors battles global supply chain issues caused by the war in Ukraine and difficult macroeconomic conditions. These problems may impact JLR financially in FY23, Tata Motors said in its annual report.

N Chandrasekaran, chairman of Tata Motors, wrote about the disruptions in a letter to shareholders. "The global shortage of semiconductors had a disproportionately adverse impact on Jaguar Land Rover's production and sales compared to our competitors. Even though we took various steps to address the issue, the situation continues to be challenging. This is a key issue facing Jaguar Land Rover and we are working assiduously to address the same during FY23. This should aid a gradual recovery in performance through the year," he said in the letter.

The impact on JLR's China operations — its most significant market financially and by volume — is the most severe challenge and may impact the company's sales outlook in FY23. "The recent lockdowns in China as the government pursues a strategy of containing the spread of COVID-19 are adversely impacting our supply chains as our suppliers are unable to produce or deliver products to us. Similarly, we are also witnessing a temporary decrease in demand," said Tata Motors in the report.

The lockdowns have also led some dealerships in parts of China to temporarily close, "which may have an adverse impact upon our sales outlook in FY 2022-23. If we are unable to ensure a supply of critical parts from China for production, we may be forced to stop production in some or all of our plants, which will have a significantly negative impact on our cash flow in the future," the company said.

"THE GLOBAL SHORTAGE OF SEMICONDUCTORS HAD AN ADVERSE IMPACT ON JAGUAR LAND ROVER'S PRODUCTION AND SALES. EVEN THOUGH WE TOOK VARIOUS STEPS TO ADDRESS THE ISSUE, THE SITUATION CONTINUES TO BE CHALLENGING"
N CHANDRASEKARAN,
Chairman, Tata Motors

Hyundai confident of keeping No.1 slot in SUVs

ARINDAM MAJUMDER
New Delhi, 16 June

Korean auto giant Hyundai is looking to up its ante as competition in the SUV segment becomes fierce.

The automaker, which is the market leader with around 24 per cent share of SUV market — the most popular one in India's auto market — will look to repackage its most popular variants with more features to increase their appeal among millennials. On Thursday, the carmaker introduced the facelift of its popular model in the sub-4m compact SUV — Venue in the Indian market. There are massive changes in the looks that ensure that the new Venue stands out compared to the pre-facelift model.

Hyundai has been facing tough competition from a revived Tata Motors for the second spot in the domestic passenger vehicle industry. It is counting on its continuous focus on new product launches and the introduction of new technologies to maintain its leadership in the market.

"In the past two years, there has not been any let-off in new model launches, or on the upgradation of models. So, we have never let the foot off the accelerator and I believe we will continue to bring in solutions for the customers," said Tarun Garg, Hyundai Motor India Ltd (HMIL) director — sales, marketing and service. "From the time we entered the country with Santro, we have always believed in raising the bar and bringing global technologies to India, whether it was the engines, ventilated seats and features, which were only seen in the high-end cars. It is because we believe that customers deserve such features," Garg added.

Hyundai's India unit has become one of the star performers for its global headquarters driving on the leadership of SUVs.

Andhra Pradesh State Fiber Net Limited
APSFL
Notice No.APSFL/Recruitment/34/2022, Dt. 17.06.2022
Online Applications are invited from suitable candidates for the following position:
FRT Splicer
For further details regarding job description and eligible criteria, please visit our website www.apsfl.in. Interested eligible candiates may send their profile/ updated CV to Email : recruitmentapsfl@gmail.com on or before 26.06.2022.
No. 4232-PP **SD/- Managing Director**

पंजाब नैशनल बैंक punjab national bank ...the name you can BANK upon!
Information Technology Division, HO, 5, Sansad Marg, New Delhi – 110 001 (Email ID: itdhw@pnb.co.in, Phone: 011-23311452)
TENDER NOTICE
Punjab National Bank invites online Bids (both technical and commercial) from eligible bidders for RFP for Empanelment of Vendor for Supply Installation & Maintenance of Biometric Authentication Solution.
Interested bidders may visit our e-Procurement website **https://etender.pnbnet.in** or **https://www.pnbindia.in** for downloading the detailed RFP document. The Bids are required to be submitted online using digital certificates (Signing &Encryption) through our e-Procurement system. Last date for online bid preparation and hash submission is **04-07-2022** at 1600 hrs. and bid submission is **05-07-2022** at 1400 hrs.
All future communications related to RFP will be uploaded on our websites **https://etender.pnbnet.in** and **https://www.pnbindia.in**
Asst. General Manager

पंजाब नैशनल बैंक punjab national bank ...the name you can BANK upon!
(A GOVT.OF INDIA UNDERTAKING)
HO: PRINTING & STATIONERY DEPARTMENT
FIRST FLOOR, C- 13, SECTOR- 1, NOIDA - 201301 (U.P)
E-TENDER FOR PREPARATION OF CASH PAY-IN-SLIP BOOKLETS ON CARBONLESS PAPER WITH HOLOGRAM
Open e-tenders are invited from bidders meeting eligibility criteria as specified in tender document through bank's e-procurement portal for preparation of cash pay-in-slip booklets on carbonless paper with hologram.
For further details, interested bidders may refer to the tender document which can be downloaded from Bank's e-procurement portal https://etender.pnbnet.in or from Bank's website **www.pnbindia.in.**
The same can also be collected in person on any working day from 17.06.2022 to 28.06.2022 during working hours from Punjab National Bank, Printing & Stationery Deptt., First floor, C-13 Sector-1, NOIDA (UP).
Last date of submission of the e-tender through Bank's e-procurement portal is 28.06.2022 up to 01:00 p.m.
Chief Manager

adventz
ZUARI INDUSTRIES LIMITED
(formerly known as Zuari Global Limited)
CIN: L65921GA1967PLC000157
Regd. Office: Jai Kisaan Bhawan, Zuarinagar, Goa-403726, India
Telephone: 0832-2592180
Email: ig.zgl@adventz.com / Website: www.adventz.com
NOTICE
NOTICE is hereby given to the general public at large and to all the concerned that the name of the Company has been changed from "**Zuari Global Limited**" to "**Zuari Industries Limited**" w.e.f. June 16, 2022, in terms of the Fresh Certificate of Incorporation consequent upon Change of Name of the Company as issued by the Registrar of Companies, Goa, in compliance with Clause 16 of the Scheme of Amalgamation of **Gobind Sugar Mills Limited** with **Zuari Global Limited** as approved by the Hon'ble National Company Law Tribunal, Mumbai and Delhi Benches vide their respective orders dated April 20, 2022 and March 28, 2022.
All are requested to take note of the same and communicate now onwards with the Company under the style of new Name of the Company only i.e. **Zuari Industries Limited**. However, all the contracts, agreements, communications, cheques, assignments, orders, etc. and other covenants and whatever done till date by/with the Company on its previous name shall stand good at par.
For ZUARI INDUSTRIES LIMITED
(formerly known as Zuari Global Limited)
Sd/-
Laxman Aggarwal
Company Secretary
ACS No. 19861
Date: June 16, 2022
Place: Gurugram

Business Standard on June 17, 2022
Dr.Reddy's

NOTICE TO THE SHAREHOLDERS OF DR. REDDY'S LABORATORIES LIMITED

Notice is hereby given to the shareholders that the 38th Annual General Meeting (AGM) of the Company is scheduled on Friday, July 29, 2022 at 9.00 AM(IST) through Video Conferencing (VC) facility/Other Audio Visual Means (OAVM) in compliance with the provisions of the Companies Act, 2013 and Rules made thereunder, the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 ("SEBI Listing Regulations") read with General Circular Numbers 14/2020, 17/2020, 20/2020 and latest 02/2022 dated April 8, 2020, April 13, 2020, May 5, 2020 and May 5, 2022,respectively, issued by the Ministry of Corporate Affairs (MCA) and Circular No. SEBI/HO/CFD/CMD1/CIR/P/2020/79and SEBI/HO/CFD/CMD2/CIR/P/2022/62 dated May 12, 2020,and May 13, 2022,respectively,issued by the Securities and Exchange Board of India ("collectively referred to as " the Circulars"), to transact the business that will be set forth in the Notice of AGM.

In accordance with the aforesaid Circulars, the Notice of AGM along with the Annual Report for the financial year 2021-22, shall be sent, in due course, only through electronic mode to all the shareholders who have registered their email addresses with the Company/depository participants. Accordingly, shareholders who have not yet registered or updated their email addresses are requested to register their email address on https://www.drreddys.com/investors/investor-services/shareholder-information/#investor-services - 'shareholder information' or with their depository participant or send their consent at shares@drreddys.com along with their folio no./ DP ID & Client ID and valid email address for registration. Shareholders may note that the Notice of AGM and Annual Report 2021-22 will also be made available on the Company's website,www.drreddys.com, website of NSDL www.evoting.nsdl.com and on the website of stock exchanges www.bseindia.com and www.nseindia.com.

Shareholders will have an opportunity to cast their vote remotely on the business as set forth in the Notice of the AGM. The manner of voting remotely for shareholders holding shares in demat mode, physical mode and for shareholders who have not registered their email addresses will be provided in the Notice of the AGM. The details will also be made available on the website of the Company at www.drreddys.com.

Pursuant to Section 91 of the Companies Act, 2013 and Rules made thereunder and Regulation 42 of the SEBI Listing Regulations, the Register of Members and Share Transfer Books of the Company will remain closed from Wednesday, July 13, 2022 to Friday, July 15, 2022 (both days inclusive) for taking record of the shareholders of the Company who would be entitled for the payment of dividend, if declared at the forthcoming AGM.

The Board of Directors of the Company have recommended a final dividend of Rs. 30/- per equity share of face value Rs. 5/- each, for the financial year ended March 31, 2022. The dividend, once approved by the shareholders in the forthcoming AGM will be paid on or after five days from the date of conclusion of AGM, electronically through various online transfer modes to those shareholders who have updated their bank account details with the Company. For shareholders who have not updated their bank account details with the Company, dividend warrants / demand drafts / cheques will be sent to their registered addresses. To avoid delay in receiving the dividend, shareholders are requested to update their bank details with their depository participants in case securities are held in demat mode, and shareholders holding securities in physical form should send a request for updating their bank details, to the Company's Registrar and Transfer Agent (RTA), Bigshare Services Private Limited, 306, Right Wing, 3rd Floor, Amrutha Ville, Opp. Yashoda Hospital, Rajbhavan Road, Hyderabad 500 082, Telangana, India Tel: +91-40-2337 4967, Fax: +91-40-2337 0295, email ID: bsshyd@bigshareonline.com.

Shareholders may note that pursuant to the changes in the Income Tax Act ('the Act') as amended by the Finance Act, 2020, dividend income will be taxable in the hands of the shareholders and the Company is required to deduct tax at source (TDS) at the time of making the payment of dividend to shareholders at the prescribed rates:

For Resident shareholders, tax shall be deducted at source under Section 194 of the Act, as follows:

Valid PAN of shareholder available with the Company	10% or as notified by the Government of India
Shareholders without PAN/invalid PAN with the Company	20% or as notified by the Government of India
Shareholder covered under section 206AB as per utility prescribed by CBDT	20%

However, no tax shall be deducted on the dividend payable to a resident individual shareholder if the total dividend to be received by them during the financial year 2022-23 does not exceed Rs.5,000/- and also in cases where shareholder provide valid Form 15G (applicable to any person other than HUF or a company or a firm)/ Form 15H (applicable to an individual who is 60 years and older) subject to conditions specified in the Act. Shareholders may also submit any other document as prescribed under the Act to claim a lower/nil withholding tax. PAN is mandatory for shareholders providing valid Form 15G/ Form 15H or any other documents as mentioned above.

For Resident Mutual funds and Insurance Company shareholders: In order to provide exemption from TDS on the dividend payable to a Mutual Fund specified under Clause (23D) of Section 10 of the Act or an Insurance Company as specified in Section 194 of the Act, shareholders should submit the document as follows along with exemption notification, if any, as per the relevant provisions of the Act: (a) declaration by shareholder qualifying as Insurer as per Section 2(7A) of the Insurance Act, 1938; (b) declaration by Mutual Fund shareholder eligible for exemption under Section 10(23D) of the Act; (c) declaration by Category I/II Alternate Investment Fund (AIF) registered with SEBI.

Declaration for exemption under Circular 18/2017 of the Act: In case of any shareholder whose income is subject to lower rate of TDS, or is exempt under the Act, such shareholder is requested to submit the following documents, if eligible as per the relevant provisions of the Act, duly signed by the authorized signatory: (a) lower withholding tax certificate for the financial year 2022-23, if any obtained from the Income Tax authorities; (b) in case the shareholder has obtained tax exemption status under any provisions of the Act, the documentary evidence along with declaration for the same.

For Non-Resident shareholders : taxes are required to be withheld in accordance with the provisions of Section 195 and other applicable sections of the Act, at the rates in force. The withholding tax shall be at the rate of 20% (plus applicable surcharge and cess) or as notified by the Government of India on the amount of dividend payable. However, as per Section 90 of the Act, non-resident shareholders may have an option to be governed by the provisions of the Double Tax Avoidance Treaty (DTAA) between India and the country of tax residence of the shareholder, if they are more beneficial to them. In order to avail the benefits of DTAA, the non-resident shareholders will have to provide the following:

1. Self-attested Tax Residency Certificate (TRC) for the financial year 2022-23, obtained from the tax authorities of the country of which the shareholder is a resident.
2. Self-attested copy of PAN allotted by the Indian Income Tax authorities. In case of non-availability of PAN, information under Sub-rule 2 of Rule 37BC to be submitted
3. Self-declaration in Form 10F duly filled and signed
4. Self-declaration from non-resident shareholder (format available on the website of RTA at www.bigshareonline.com) addressed specifically to the Company, primarily covering the following:
   a. Non-resident is and will continue to remain a tax resident of the country of residence during the financial year 2022-23;
   b. Non-resident is eligible to claim the benefit of respective tax treaty;
   c. Non-resident has no reason to believe that its claim for the benefits of the DTAA is impaired in any manner;
   d. Non-resident receiving the dividend income is the beneficial owner of such income;
   e. Dividend income is not attributable/effectively connected to any permanent establishment (PE) or fixed base in India;
   f. In case of Foreign Institutional Investors and Foreign Portfolio Investors, self-attested copy of SEBI registration certificate; and
   g. In case of shareholder being tax resident of Singapore, please furnish the letter issued by the competent authority or any other evidences demonstrating the non-applicability of Article 24 - Limitation of Relief under India-Singapore DTAA.
5. Any other documents as prescribed under the Act for lower withholding tax if applicable, duly attested by the shareholder.

The Company is not obligated to apply the beneficial DTAA rates at the time of tax deduction/withholding on dividend amounts. Application of beneficial DTAA rate shall depend upon the completeness and satisfactory review by the Company, of the documents submitted by non-resident shareholder.

Declaration by shareholders under Rule 37BA (2) of the Income Tax Rules, 1962: In order to enable the Company to provide credit of tax deducted at source to beneficial shareholders in whose hands dividend paid by the Company is assessable, shareholders are requested to provide declaration in format as prescribed under Rule 37BA(2) of the Income Tax Rules, 1962.

Section 206AB of the Act: Rate of TDS @10% under Section 194 of the Act is subject to provisions of Section 206AB of the Act (effective from July 1, 2021) which introduces special provisions for TDS in respect of non-filers of income-tax return. As provided in Section 206AB, tax is required to be deducted at higher of following rates in case of payments to specified persons: (a) at twice the rate specified in the relevant provision of the Act; or (b) at twice the rate or rates in force; or (c) at the rate of 5%.Where Sections 206AA and 206AB are applicable i.e. the specified person has not submitted the PAN as well as not filed the tax return, the tax shall be deducted at the higher of the two rates prescribed in these two sections. As per Central Board of Direct Taxes vide Circular No. 11 of 2021 dated June 21, 2021, for determining TDS rate on Dividend, the Company will be using functionality of the Income-tax department to determine the applicability of Section 206AB of the Act. Rate of 20% will be applied for shareholders who are determined as specified person in Income tax department portal. The non-resident who does not have the permanent establishment is excluded from the scope of a specified person.

For all shareholders: Shareholders are requested to update tax residential status, permanent account number (PAN), registered email address, mobile numbers and other details with their depository participants, in case the shares are held in dematerialized form. Shareholder holding shares in physical mode, are requested to furnish details to the Company's Registrar and Share Transfer Agent (RTA).

The formats of above declarations are available on the website of RTA at www.bigshareonline.com .The aforementioned documents (duly completed and signed) are required to be submitted to the Company's RTA at DRLtaxexemption@bigshareonline.com.

In order to enable the Company to determine the appropriate tax rate at which tax has to be deducted at source under the respective provisions of the Act, you are requested to provide the above-mentioned details and documents as applicable to you on or before 11.59 pm (IST) on **Monday, June 27, 2022. No documents or communication will be considered after June 27, 2022.** All communications/ queries in this respect should be addressed to our RTA, Bigshare Services Private Limited at DRLtaxexemption@bigshareonline.com. Incomplete and/or unsigned forms and declarations will not be considered by the Company.

All the documents submitted by the shareholders will be verified by the Company and the Company will consider the same while deducting the appropriate taxes if they are in accordance with the provisions of the Act. Shareholders may note that in case the tax on said dividend is deducted at a higher rate in absence of receipt of the aforementioned details/documents, option is available to the shareholder to file the return of income as per the Act, and claim an appropriate refund, if eligible.

Shareholders are further requested to complete necessary formalities to link their bank accounts to their demat accounts to enable the Company to make timely credit of dividend in respective bank account. The Company will arrange to e-mail a soft copy of TDS certificate at the shareholder's registered e-mail ID in due course, post payment of the said final dividend/furnishing of TDS returns for the second quarter of financial year 2022-23, with the authorities.

Disclaimer: Above communication on TDS only sets out the provisions of law in a summarized manner and does not purport to be a complete analysis or listing of all potential tax consequences. Shareholders should consult their own tax advisors for the tax provisions applicable to their particular circumstances.

For Dr. Reddy's Laboratories Ltd.
Sd/-
K Randhir Singh
Company Secretary and Compliance Officer

Place : Hyderabad
Date : 16 June 2022

Dr. REDDY'S LABORATORIES LIMITED
Regd. Office: 8-2-337, Road No.3, Banjara Hills, Hyderabad - 500 034, Telangana, India
CIN: L85195TG1984PLC004507, Tel: 91 40 4900 2900, Fax: 91 40 4900 2999
email: shares@drreddys.com, website: www.drreddys.com

తేది: 15-06-2022, ప్రదేశం: హైదరాబాద్ అధీకృత అధికారి, కెనరా బ్యాంక్

ప్రదేశం: సికింద్రాబాద్
తేది: 17-06-2022

Nava Telangana on June 18, 2022

Dr.Reddy's

డా.రెడ్డీస్ ల్యాబొరేటరీస్ లిమిటెడ్ యొక్క వాటాదారుల ప్రకటన

వాటాదారులు గమనించాల్సింది ఏమనగా, కంపెనీ యొక్క 38వ వార్షిక సర్వసభ్య సమావేశం (ఏజీఎం) శుక్రవారం జూలై 29, 2022న ఉ.9.00 గం.ల (ఐఎస్‌టి)న ఏజీఎం యొక్క ప్రకటనలో నిర్ధేశించినట్లుగా వ్యాపార సమీక్షకు కార్పొరేట్ వ్యవహారాల మంత్రిత్వ శాఖ (ఎంసిఏ)చే జారీ చేయబడిన వరుసగా సాధారణ సర్క్యులర్ నెం. 14/2020, 17/2020 మరియు 20/2020 మరియు ఇటీవలి 02/2022 తేది: 8 ఏప్రిల్ 2020, 13 ఏప్రిల్ 2020 మరియు 5 మే 2020 మరియు మే 5, 2022 మరియు సెక్యూరిటీ మరియు ఎక్స్చేంజ్ బోర్డు ఆఫ్ ఇండియా (ఉమ్మడిగా "ది సర్క్యులర్స్"గా వ్యవహరించబడును)చే జారీ చేయబడిన వరుసగా సర్క్యులర్ నెం. సెబి/హెచ్/ఓ/సిఎఫ్‌డి/సిఎండి1/సిఐఆర్/పి/2020/79 మరియు సెబి/హెచ్/ఓ/సిఎఫ్‌డి/సిఎండి2/ సిఐఆర్/పి/2021/11 తేది 12 మే 2020 మరియు మే 13, 2022తో చదువుకొనే సెబి (లిస్టింగ్ ఆబ్లిగేషన్స్ మరియు డిస్‌క్లోజర్ రిక్వైర్‌మెంట్స్) రెగ్యులేషన్, 2015 ("సెబి లిస్టింగ్ రెగ్యులేషన్") మరియు కంపెనీల చట్టం 2013 మరియు అందులో పొందుపర్చిన నియమావళి యొక్క నిబంధనలకు అనుగుణంగా వీడియో కాన్ఫరెన్స్ (విసి) సదుపాయం / ఇతర ఆడియో విజువల్ మాధ్యమం (ఓఏవిఎం) సదుపాయం ద్వారా నిర్వహించబడుతుంది.

పై సదరు సర్క్యులర్స్‌తో అనుసరించి, ఆర్థిక సంవత్సరం 2021-22 కొరకు వార్షిక రిపోర్టుతో పాటు ఏజీఎం యొక్క ప్రకటనను, కంపెనీ / డిపాజిటరీ పార్టిసిపెంట్స్‌తో వారి ఇ మెయిల్ అడ్రస్ నమోదు చేసుకున్న అన్ని వాటాదారులకు ఎలక్ట్రానిక్ విధానం ద్వారా మాత్రమే పంపబడినది. అదేవిధంగా ఎవరైతే నమోదు చేసుకోని లేదా వారి ఇమెయిల్ అడ్రస్ అప్‌డేట్ కాని రిజిస్ట్రేషన్ కొరకు వారి ఫోలియో నెం / డిపి ఐడి మరియు క్లయింట్ ఐడి ఇ-మెయిల్ చిరునామాతో పాటు https://www.drreddys.com/investors/investor-services/shareholderinformation పై గల ఫాం డిపాజిటరీ పార్టిసిపెంట్‌తో లేదా share@drreddys.com వద్ద వారి అభిప్రాయాన్ని పంపవలెను. వాటాదారులు ఏజీఎం యొక్క ప్రకటనను మరియు వార్షిక రిపోర్టు 2021-22ను కంపెనీ యొక్క వెబ్‌సైట్ www.drreddys.com ఎన్ఎస్‌డిఎల్ యొక్క వెబ్‌సైట్ www.evoting.nsdl.com పై మరియు స్టాక్ ఎక్స్చేంజిల వెబ్‌సైట్ www.bseindia.com మరియు www.nseindia.com లో అందుబాటులో గల విధానంలో కూడా గమనించవచ్చును.

వాటాదారులు తమ ఓటుని ఏజీఎం ప్రకటనలో తెలియజేయు విధంగా, రిమోట్‌గా వేయగలరు. వాటాదారులు తమ షేర్లను డీమాట్‌గా లేదా భౌతిక రూపాల్లో కలిగి ఉన్నా, లేక తమ ఇ-మెయిల్ రిజిష్టర్ చేయనప్పుడు, రిమోట్‌గా ఓటు వేసే విధానాన్ని ఏజీఎం నోటీసు నుండి తెలుసుకొనగలరు. వివరాలు కంపెనీ యొక్క వెబ్‌సైట్ www.drreddys.com పై కూడా అందుబాటులో ఉంటాయి.

కంపెనీల చట్టం, 2013 యొక్క సెక్షన్ 91 మరియు సెబి లిస్టింగ్ రెగ్యులేషన్స్ యొక్క రెగ్యులేషన్ 42 మరియు దాని క్రింద రూపొందించిన రూల్స్ అనుసరించి, రాబోవు ఏజీఎం ప్రకటించినట్లైతే డివిడెండ్ చెల్లింపు కొరకు ఎవరైతే అనుమతించబడినారో అట్టి వాటాదారులను గుర్తించుట కొరకు మరియు కంపెనీ యొక్క ఏజీఎం నిమిత్తం కంపెనీ యొక్క వాటాదారుల యొక్క రికార్డు తీసుకొనుట కొరకు బుధవారం, జూలై 13, 2022 నుండి శుక్రవారం, జూలై 15, 2022 (రెండు రోజులతో సహా) వరకు సభ్యుల రిజిష్టర్ మరియు కంపెనీ యొక్క వాటా బదిలీ పుస్తకాలు మూసి ఉంటాయి.

31 మార్చి, 2022తో ముగిసిన ఆర్థిక సంవత్సరం కొరకు రూ. 5/- విలువ యొక్క ఈక్విటీ వాటా ప్రకారం రూ. 30/-ల విలువ ఫైనల్ డివిడెండ్‌ను కంపెనీ యొక్క బోర్డు ఆఫ్ డైరెక్టర్లు సిఫారసు చేశారు. ఈ డివిడెండ్, రాబోవు ఏజీఎంలో వాటాదారులచే ఒక సారి ఆమోదించబడిన, కంపెనీతో వారి బ్యాంక్ వివరాలు అప్‌డేట్ చేసిన అట్టి వాటాదారులకు వివిధ ఆన్‌లైన్ ట్రాన్స్‌ఫర్ విధానాల ద్వారా ఎలక్ట్రానిక్‌గా, ఏజీఎం ముగిసిన రోజున లేదా ఐదు రోజుల తరువాత చెల్లించబడుతుంది. కంపెనీతో వారి బ్యాంక్ ఖాతా వివరాలు అప్‌డేట్ చేయని ఎవరైతే వాటాదారుల కొరకు, డివిడెండ్ వారెంట్స్ / డిమాండ్ డ్రాఫ్టులు / చెక్కులు పోస్టల్ సర్వీసెస్‌లో డిపాజిటరీ పార్టిసిపెంట్స్‌తో వారి బ్యాంక్ వివరాలను అప్‌డేట్ చేయవలసిందిగా కోరబడుచున్నది. డివిడెండ్ స్వీకరించుటలో జాప్యాలను నివారించుట కొరకు, వాటాదారులు కంపెనీ యొక్క రిజిస్ట్రార్ & ట్రాన్స్‌ఫర్ ఏజెంట్ (ఆర్‌టిఏ), బిగ్ షేర్ సర్వీసెస్ ప్రైవేట్ లిమిటెడ్, 306, రైట్ వింగ్, 3వ అంతస్తు, అమృత విల్లా, యశోద హాస్పిటల్ ఎదురుగా, రాజ్‌భవన్ రోడ్, హైదరాబాద్ - 500 082, తెలంగాణ, ఇండియా టెలిఫోన్: +91-40-2337 4967, ఫ్యాక్స్: +91-40-2337 0295, ఇ-మెయిల్ ఐడి: bsshyd@bigshareonline.com కు వారి బ్యాంక్ వివరాలు అప్‌డేటింగ్ కొరకు అభ్యర్థన పంపుట ద్వారా భౌతిక రూపంలో సెక్యూరిటీస్ కలిగియున్న వాటాదారులు మరియు డిమెట్ విధానం సెక్యూరిటీస్ నిర్వహించవచ్చును.

ఆర్థిక చట్టం 2020తో సవరించిన విధంగా ఆదాయపు పన్ను చట్టం ("చట్టం") మార్పులకు అనుసరించి డివిడెండ్ ఆదాయంపై పన్ను చెల్లింపు వాటాదారుల బాధ్యతగా ఉంటుంది మరియు నిర్దేశిత రేట్ల వద్ద వాటాదారులకు డివిడెండ్ చెల్లింపు సమయమున వనరు వద్ద పన్ను మినహాయింపు (టిడిఎస్) కంపెనీ చేయవలసి ఉంటుంది.

రెసిడెంట్ వాటాదారుల కొరకు, చట్టం యొక్క సెక్షన్ 194 క్రింద వనరు వద్ద పన్ను మినహాయింపు దిగువ విధంగా ఉంటుంది.

కంపెనీతో అందుబాటులో గల వాటాదారుల చెల్లుబాటు గల పాన్	10% లేదా భారత ప్రభుత్వంచే ప్రకటించబడునట్లుగా
కంపెనీతో పాన్ లేకుండా / చెల్లుబాటు కాని పాన్‌తో వాటాదారులు	20% లేదా భారత ప్రభుత్వంచే ప్రకటించబడునట్లుగా
సిబిడిటిచే నిర్దేశించబడిన యుటిలిటి ప్రకారం సెక్షన్ 206ఏబి క్రింద పన్ను వాటాదారులు	20%

అయితే ఆర్థిక సంవత్సరం 2022-23 కాల వ్యవధిలో ఒకవేళ వారిచే స్వీకరించబడిన పూర్తి డివిడెండ్, రెసిడెంట్ వ్యక్తిగత వాటాదారులకు డివిడెండ్ చెల్లింపుపై రూ. 5,000/-ల మించకుండా మరియు చట్టంలో సూచించిన షరతుల ప్రాతిపదికన 15జి (ఒక కంపెనీకి లేదా సంస్థ కాకుండా ఇతరత్రా ఏ వ్యక్తినా)/ఫారం 15హెచ్ (60 సంవత్సరాలు మరియు పైబడిన వ్యక్తులకు వర్తించబడును) ఇచ్చిన వారికి టాక్స్ వర్తించదు. వాటాదారులు క్లెయిమ్ లోయర్ / నిల్ విత్‌హోల్డింగ్ టాక్స్‌కు చట్టం క్రింద నిర్దేశించినట్లుగా ఏదేని ఇతర పత్రం దాఖలు చేయవచ్చును. పైన తెల్పిన విధంగా ఫారం 15జి / ఫారం 15హెచ్ లేదా పైన తెల్పిన విధంగా ఏదేని ఇతర డాక్యుమెంట్లు పాన్‌తో పాటు వాటాదారులు సమర్పించవలెను.

రెసిడెంట్ మ్యూచువల్ ఫండ్స్ మరియు ఇన్సూరెన్స్ కంపెనీ వాటాదారుల కొరకు: చట్టం యొక్క సెక్షన్ 10 యొక్క క్లాజ్ (23డి) క్రింద నిర్దేశించిన విధంగా మ్యూచువల్ ఫండ్‌కు చెల్లించవలసిన డివిడెండ్‌పై టిడిఎస్ నుండి మినహాయింపు ఏర్పాటు లేదా చట్టం యొక్క సెక్షన్ 94లో నిర్దేశించిన బీమా కంపెనీ చట్టం యొక్క సంబంధిత నిబంధనల ప్రకారం వాటాదారులు మినహాయింపు ప్రకటనతో పాటు దిగువ డాక్యుమెంట్లు సమర్పించవలెను.

ఏ. ఇన్సూరెన్స్ చట్టం, 1938 యొక్క సెక్షన్ 2(7ఏ) ప్రకారం బీమాదారుగా వాటాదారు అర్హతని వాంగ్మూలం.

బి. చట్టం యొక్క సెక్షన్ 10 (23డి) క్రింద మినహాయింపు కొరకు అర్హత గల మ్యూచువల్ ఫండ్ వాటాదారుచే వాంగ్మూలం

చట్టం యొక్క సర్క్యులర్ 18/2017 క్రింద మినహాయింపు కొరకు వాంగ్మూలం: టిడిఎస్ యొక్క లోయర్ రేటు లేదా చట్టం క్రింద మినహాయింపుకు లోబడి ఆదాయంగా ఏదేని వాటాదారుని విషయంలో అటువంటి వాటాదారు అధీకృత సంతకందారుచే సంతకం చేయబడి చట్టం యొక్క సంబంధిత నిబంధనల ప్రకారం అర్హత కలిగి ఉంటే ఈ దిగువ తెల్పిన డాక్యుమెంట్లను అటువంటి వాటాదారు సమర్పించవలసి ఉంటుంది.

ఏ. ఆదాయపు పన్ను అధికారుల నుండి (ఒకవేళ పొందే ఉంటే) ఆర్థిక సంవత్సరం 2022-23 కొరకు లోయర్ విత్‌హోల్డింగ్ టాక్స్ సర్టిఫికెట్.

బి. చట్టం యొక్క ఏదేని నిబంధన క్రింద పన్ను మినహాయింపు స్టేటస్ పొందిన వాటాదారుని విషయంలో దాని కొరకు వాంగ్మూలంతో పాటు డాక్యుమెంటరీ రుజువు.

నాన్ రెసిడెంట్ వాటాదారుల కొరకు, అమలులో ఉన్న రేట్ల వద్ద చట్టం యొక్క సెక్షన్ 195 మరియు ఇతర వర్తించు సెక్షన్ల యొక్క నియమాలతో అనుసరించి వనరుల వద్ద పన్నులు మినహాయింపు కోరబడుచున్నది. 20% (ప్లస్ వర్తించబడు సర్‌చార్జ్ మరియు సెస్) యొక్క రేటుతో లేదా భారత ప్రభుత్వంచే గుర్తించినట్లు డివిడెండ్ చెల్లింపుల్లో మొత్తాలు వనరుల వద్ద పన్నులు మినహాయింపుగా ఉండవలెను. అయితే, చట్టం యొక్క సెక్షన్ 90 ప్రకారం, నాన్ రెసిడెంట్ వాటాదారు ఒకవేళ వారు వాటికి మరింత ప్రయోజనకారిగా ఉన్నట్లైతే, వాటాదారుల యొక్క ఇండియా మరియు టాక్స్ రెసిడెంట్ యొక్క దేశం మధ్య డబుల్ టాక్స్ అవాయిడెన్స్ ట్రీటి (డిటిఏఏ) యొక్క నియమాల ద్వారా వెలామణికి ఆప్షన్ కలిగియుండవలెను. ఒకవేళ మరిన్ని ప్రయోజనాలు కలిగి ఉన్నట్లైతే డిటిఏఏ యొక్క ప్రయోజనాలు పొందుటకు వీలుగా నాన్ రెసిడెంట్ వాటాదారులు దిగువ వాటిని సమర్పించవలెను.

1. వాటాదారుడు నివాసితుడై ఉన్న దేశం యొక్క పన్ను అధికారుల నుండి పొందిన ఆర్థిక సంవత్సరం 2022-23 కొరకు స్వయం ధృవీకృత టాక్స్ రెసిడెన్సీ సర్టిఫికెట్ (టిఆర్‌సి).
2. భారతీయ పన్ను అధికారులచే కేటాయించబడిన స్వయం ధృవీకృత పాన్ యొక్క ప్రతి ఒక వేళ పాన్ లభించని యెడల రూల్ 37బిసి యొక్క సబ్‌రూల్ 2 క్రింద సమాచారమును సమర్పించవలెను.
3. భర్తీ చేయబడిన మరియు సంతకం చేయబడిన ఫారం 10ఎఫ్ లో సెల్ఫ్ డిక్లరేషన్.
4. నాన్ రెసిడెంట్ వాటాదారు నుండి సెల్ఫ్ డిక్లరేషన్ (దిగువ తెల్పిన వాటిని తెలియజేస్తూ కంపెనీకి తెలియపర్చవలెను (నమూనా www.bigshareonline.comపై లభిస్తుంది).
   ఏ. నాన్ రెసిడెంట్, ఆర్థిక సంవత్సరం 2022-23 కాల వ్యవధిలో కంట్రీ ఆఫ్ రెసిడెన్సీ యొక్క టాక్స్ రెసిడెన్సీ ముగిసియున్న కాలానికి కొనసాగుతూ ఉండవలెను.
   బి. సదరు టాక్స్ ట్రీటి యొక్క బెనిఫిట్ క్లెయిముకు నాన్-రెసిడెంట్ అర్హుడు:
   సి. ఏదేని విధానంలో డిటిఏఏ యొక్క ప్రయోజనం పొందగించబడినట్లుగా విశ్వసించుటకు కారణములేదని.
   డి. డివిడెండ్ ఆదాయం స్వీకరించిన నాన్ రెసిడెంట్ అట్టి ఆదాయం యొక్క ప్రయోజనకరమైన యజమాని.
   ఇ. ఏదేని పర్మినెంట్ ఎస్టాబ్లిష్‌మెంట్ (పిఇ) లేదా ఫిక్స్‌డ్ బేస్ ఇన్ ఇండియాకు కలిసియున్న నాన్ అట్రిబ్యూటబుల్ / ఎఫెక్టివ్లీ యొక్క డివిడెండ్ ఆదాయం.
   ఎఫ్. విదేశీ సంస్థాగత పెట్టుబడిదారులు మరియు విదేశీ పోర్ట్‌ఫోలియో పెట్టుబడిదారుల విషయంలో సెబి రిజిస్ట్రేషన్ సర్టిఫికెట్ యొక్క స్వయం ధృవీకృత ప్రతి మరియు
   జి. సింగపూర్ యొక్క టాక్స్ రెసిడెంట్ అయిన వాటాదారుల విషయంలో సంబంధిత అధికారులచే జారీచేయబడిన లేఖను లేదా ఇండియా - సింగపూర్ డబుల్ ట్యాక్సేషన్ నిరోధక ఒప్పందం డిటిఏఏ క్రింద ఏదేని ఇతర నాన్ అప్లికబిలిటీ ఆఫ్ ఆర్టికల్ -24 - లిమిటేషన్ ఆఫ్ రిలీఫ్ రుజువును తెలిపే ఏదేని ఇతర దానిని దయచేసి సమర్పించవలెను.
5. లోయర్ విత్‌హోల్డింగ్ టాక్స్ కొరకు ఒకవేళ వర్తించినచో చట్టం క్రింద నిర్దేశించినట్లు ఏదేని ఇతర పత్రాలు, వాటాదారుచే ధృవీకరించబడియుండవలెను.

డివిడెండ్ మొత్తాలపై టాక్స్ డిడక్షన్/ విత్ హోల్డింగ్ సమయంలో డిటిఏఏ రేట్ల బెనిఫిషల్ దరఖాస్తుకు కంపెనీ బాధ్యులు కారు. నాన్ రెసిడెంట్ వాటాదారులచే దాఖలు చేయబడిన పత్రాల యొక్క బెనిఫిషల్ డిటిఏఏ రేటు యొక్క, దరఖాస్తు పూర్తి చేయు దానిపై ఆధారపడి యుంటుంది మరియు కంపెనీచే సంతృప్తిపరచు సమీక్షపై ఆధారపడి యుంటుంది.

ఆదాయం టాక్స్ రూల్స్, 1962 యొక్క రూల్ 37బిఏ(2) క్రింద వాటాదారులచే ప్రకటన: కంపెనీచే చెల్లించబడిన డివిడెండ్ కలిగి ఉన్న బెనిఫిషియల్ వాటాదారులకు వనరు వద్ద పన్ను మినహాయింపు యొక్క క్రెడిట్ ఏర్పాటు చేయుటకు కంపెనీకి వీలుగా ఆదాయం టాక్స్ రూల్స్ 1962 యొక్క రూల్ 37బిఏ(2) క్రింద నిర్దేశించిన విధంగా నమూనాలో డిక్లరేషన్ తెలపవలసినదిగా వాటాదారులను అభ్యర్థించడమైనది.

చట్టం యొక్క సెక్షన్ 206ఏబి: చట్టం యొక్క సెక్షన్ 194 క్రింద 10 శాతం లోపున్న టిడిఎస్ రేటు చట్టం యొక్క సెక్షన్ 206 ఏబి యొక్క నిబంధనలకు (జూలై 1, 2021 నుండి) వర్తించు విధంనకు లోబడి ఉంటుంది. ఆదాయపు పన్ను రిటర్న్‌లు సమర్పించని వారికి సంబంధించి ప్రత్యేక నిబంధనలు ప్రవేశపెట్టబడినది. సెక్షన్ 206ఏబి లో ఇవ్వబడిన విధంగా నిర్దేశించిన వ్యక్తులకు చెల్లింపు విషయంలో ఈ దిగువ తెల్పిన రేట్ల వద్ద అధికంగా పన్ను మినహాయింపు ఇవ్వవలసి అవసరం ఉంది.

. చట్టం యొక్క సంబంధిత నిబంధనలు నిర్దేశించిన రేటునకు రెట్టింపు లేదా అమలులో ఉన్న రేటు లేదా రేట్లకు రెట్టింపు లేదా 5% రేటు. పన్ను రిటర్న్‌ను సమర్పించని లేదా పాన్ సమర్పించని నిర్దేశిత వ్యక్తులకు 206ఏఏ మరియు 206ఏబి విషయంలో ఈ రెండు సెక్షన్లలో నిర్దేశించిన రెండు రేట్ల వద్ద పన్ను మినహాయించబడుతుంది.

డివిడెండ్‌పై టిడిఎస్ రేటు నిర్ధారించుట కొరకు సర్క్యులర్ నెం. 11 ఆఫ్ 2021 తేది 21 జూన్, 2021 ప్రకారం సెంట్రల్ బోర్డ్ ఆఫ్ డైరెక్ట్ ట్యాక్సెస్ 206ఏబి యొక్క వర్తింపు నిర్ధారణను ఆదాయపు పన్ను శాఖ యొక్క ఫంక్షనాలిటీ కంపెనీ ఉపయోగిస్తుంది. ఆదాయపు పన్ను డిపార్ట్‌మెంట్ పోర్టల్‌లో నిర్దేశించిన వ్యక్తులుగా నిర్ధారించబడిన వాటాదారులకు 20% రేటు వర్తిస్తుంది. పర్మినెంట్ ఎస్టాబ్లిష్‌మెంట్ కలిగి ఉండని నాన్ రెసిడెంట్ నిర్దేశిత వ్యక్తి యొక్క పరిధి నుండి మినహాయించబడినారు.

వాటాదారులందరి కొరకు: డిమెటీరియలైజ్డ్ రూపంలో వాటాలు కలిగి ఉన్న విషయంలో వాటాదారులు వారి డిపాజిటరీ పార్టిసిపెంట్స్‌తో ట్యాక్స్ రెసిడెన్షియల్ స్టేటస్, పర్మినెంట్ అక్కౌంట్ నెంబరు (పిఏఎన్), రిజిస్టర్డ్ ఇ-మెయిల్ అడ్రస్, మొబైల్ నెంబర్లు మరియు ఇతర వివరాలను అప్‌డేట్ చేయవలసినదిగా అభ్యర్థించడమైనది. భౌతిక పద్ధతిలో వాటాలు కలిగి ఉన్న వాటాదారుల విషయంలో ఆ వివరాలను కంపెనీ యొక్క రిజిస్ట్రార్ మరియు వాటా బదిలీ ఏజెంటుకు తెలియపర్చవలెను.

పై డిక్లరేషన్ల నమూనాలు www.bigshareonline.com వద్ద ఆర్‌టిఏ యొక్క వెబ్‌సైట్ మరియు / లేదా www.drreddys.com వద్ద కంపెనీ యొక్క వెబ్‌సైట్‌పై అందుబాటులో ఉన్నవి. పైన తెల్పిన డాక్యుమెంట్లు (పూర్తిచేసి మరియు సంతకం చేయబడి) DRLtaxexemption@bigshareonline.com వద్ద కంపెనీ యొక్క ఆర్‌టిఏకు సమర్పించవలెను. ప్రత్యామ్నాయంగా ఈ డిక్లరేషన్‌ను https://www.bigshareonline.com/dividendTDS.aspx వద్ద కూడా ఆన్‌లైన్‌లో సమర్పించవచ్చును.

చట్టం యొక్క సంబంధిత నిబంధనల క్రింద వనరు వద్ద పన్ను మినహాయింపు కొరకు సరైన పన్ను రేటును నిర్ధారించుటకు కంపెనీకి వీలుగా సోమవారం, జూన్, 27, 2022న రాత్రి 11.59 గం.లు (ఐఎస్‌టి)న లేదా అంతకన్నా ముందు వర్తించు విధంగా పైన తెల్పిన వివరాలు మరియు డాక్యుమెంట్లను మీకు సమర్పించవలసినదిగా అభ్యర్థించడమైనది. **జూన్ 27, 2022 తరువాత ఎటువంటి డాక్యుమెంట్లు పరిశీలించబడవు.**

ఇందుకు సంబంధించిన అన్ని సమాచారాలు / విచారణలను మా ఆర్‌టిఏ, బిగ్ షేర్ సర్వీసెస్ ప్రైవేట్ లిమిటెడ్‌కు DRLtaxexemption@bigshareonline.com వద్ద తెలియజేయవలెను. అసంపూర్తి మరియు / లేదా సంతకం చేయబడని ఫారాలు మరియు డిక్లరేషన్స్ కంపెనీచే పరిశీలించబడవు. వాటాదారులచే సమర్పించబడిన అన్ని డాక్యుమెంట్లు కంపెనీచే పరిశీలించబడతాయి మరియు చట్టం యొక్క నిబంధనలకు అనుగుణంగా వారిచే సరైన పన్నులు మినహాయింపు సమయమున కంపెనీచే పరిగణలోనికి తీసుకోబడతాయి.

పైన తెల్పిన వివరాలు / డాక్యుమెంట్లు స్వీకరించని యెడల సదరు డివిడెండ్‌పై అధిక రేటు వద్ద పన్ను మినహాయించబడుతుందని వాటాదారులు గమనించవలెను. అయితే చట్టం ప్రకారం ఆదాయం యొక్క రిటర్న్ సమర్పించుటకు మరియు ఒకవేళ అర్హత ఉంటే సరైన రిఫండ్ క్లెయిం చేయుటకు వాటాదారులకు అవకాశం కలదు.

సంబంధిత బ్యాంకు అక్కౌంట్లలో డివిడెండ్‌ను సకాలంలో జమచేయుటకు కంపెనీకి వీలుగా వారి డిమ్యాట్ అక్కౌంట్లను వారి బ్యాంకు అక్కౌంట్లతో లింక్ చేయుటకు అవసరమైన విధానాలను పూర్తి చేయవలసినదిగా వాటాదారులను అభ్యర్థించడమైనది.

ఆర్థిక సంవత్సరం 2022-23 యొక్క రెండవ త్రైమాసికం కొరకు టిడిఎస్ రిటర్న్‌ల సమర్పణకు / సదరు తుది డివిడెండ్ చెల్లింపు తరువాత తగు సమయంలో వాటాదారుల రిజిస్టర్డ్ ఇ-మెయిల్ వద్ద టిడిఎస్ సర్టిఫికెట్ యొక్క సాఫ్ట్ కాపీని ఇ-మెయిల్ చేయుటకు కంపెనీ ఏర్పాటుచేస్తోంది.

డిస్‌క్లైమర్: పై సమాచారం టిడిఎస్ సారాంశం మాత్రమే ఇది టాక్స్ పూర్తి విశ్లేషణ కాదు. వాటాదారులు వారి ప్రత్యేక పరిస్థితుల్లో వర్తించబడు పన్ను చెల్లింపుల కొరకు వారి స్వంత పన్ను అడ్వైజరీలతో సంప్రదింపులు కలిగియుండవలెను.

డాక్టర్ రెడ్డీస్ ల్యాబొరేటరీస్ లిమిటెడ్ కొరకు
కె. రణధీర్ సింగ్
కంపెనీ సెక్రటరీ మరియు కాంప్లయెన్స్ ఆఫీసర్

ప్రదేశం: హైదరాబాద్
తేది: 16 జూన్, 2022

డా. రెడ్డీస్ ల్యాబొరేటరీస్ లిమిటెడ్
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